Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: John J. Harrington, Attorney Adviser

October 30, 2007

Re:	Acceleration Request
Neutral Tandem, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-140127

Dear Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus issued October 15, 2007 through the date hereof, estimated as follows: 10,207 copies of the Preliminary Prospectus to underwriters and dealers.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Neutral Tandem, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Daylight Time on November 1, 2007, or as soon thereafter as practicable.

Very truly yours,

Morgan Stanley & Co. Incorporated

Acting severally on behalf of itself and as a representative of the several Underwriters

By:	Morgan Stanley & Co. Incorporated

By:	/s/ James D. Allen Name: James D. Allen Title: Managing Director